AMENDMENT NO.
1

NAME OF ISSUER
Sports Club Company

TITLE OF CLASS OF SECURITIES
Class A Common Stock

CUSIP NUMBER
84917P100

NAME OF REPORTING PERSON
Townsend Group Investments
Registered Investment Adviser
T. Brook Townsend, III, President, CEO
22601 Pacific Coast Highway
Suite 200
Malibu CA 90265

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
95-3180628

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b)

CITIZENSHIP OR PLACE OF ORGANIZATION
Malibu, California, U.S.A.

SOLE VOTING POWER
50,500

SHARED VOTING POWER
683,800

SOLE DISPOSITIVE POWER
50,500

SHARED DISPOSITIVE POWER
683,800

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
734,300

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.57%

TYPE OF REPORTING PERSON
IA